UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K

         [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                    For the plan year ended December 31, 2004

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                       For the transition period from to .






                         Commission file number 1-15929






                             PROGRESS ENERGY 401(k)
                         SAVINGS & STOCK OWNERSHIP PLAN
                     Full title plan and the address of the
             plan, if different from that of the issuer named below







                              PROGRESS ENERGY, INC.
                         (a North Carolina corporation)
         410 South Wilmington Street, Raleigh, North Carolina 27601-1748
              Name of issuer of the securities held pursuant to the
               plan and address of its principal executive office

                         PROGRESS ENERGY 401(k) SAVINGS
                             & STOCK OWNERSHIP PLAN

                                TABLE OF CONTENTS


                                                                           PAGE

Report of Independent Registered Public Accounting Firm......................3

Statement of Net Assets Available for Benefits, December 31, 2004............4

Statement of Changes in Net Assets Available for Benefits
     For the Year Ended December 31, 2004....................................5

Statement of Net Assets Available for Benefits, December 31, 2003............6

Notes to Financial Statements.............................................7-14

Schedule H, Part IV, line 4i - Schedule of Assets (Held at End of Year)
     As of December 31, 2004................................................15

Schedule H, Part IV, Question 4a - Delinquent Participant Contributions
     For the Year Ended December 31, 2004...................................16












Note: All other schedules required by Section 2520.130-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Participants and Administrator of
Progress Energy 401(k) Savings & Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Progress Energy 401(k) Savings & Stock Ownership Plan ("the Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Table of Contents as of December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

June 27, 2005

                         PROGRESS ENERGY 401(K) SAVINGS
                             & STOCK OWNERSHIP PLAN

                 Statement of Net Assets Available for Benefits
                                December 31, 2004

                                                                           SUPPLEMENTAL INFORMATION
                                                       ------------------------------------------------------------
                                                                         PARTICIPANT
                                                                           DIRECTED
                                                             ESOP        COMMON STOCK                  PARTICIPANT
                                                         UNALLOCATED     ALLOCATED TO   PARTICIPANTS'    DIRECTED
                                         TOTAL PLAN    TO PARTICIPANTS   PARTICIPANTS      LOANS        INVESTMENTS
                                       ----------------------------------------------------------------------------

ASSETS

  Investments:

    Progress Energy, Inc. Common Stock
      Fund                             $   725,307,767    $156,097,182  $ 569,210,585  $          -   $           -
    Fidelity Mid Cap Stock Fund             59,227,400               -              -             -      59,227,400
    EuroPacific Growth Fund                 42,261,356               -              -             -      42,261,356
    Growth Fund of America                  35,895,258               -              -             -      35,895,258
    Vanguard S&P 500 Index Fund             84,612,490               -              -             -      84,612,490
    Vanguard Retirement Savings Trust      140,625,844               -              -             -     140,625,844
    PIMCO Total Return Bond Fund            48,200,236               -              -             -      48,200,236
    Fidelity Equity Income Fund             79,272,236               -              -             -      79,272,236
    Fidelity Freedom Income Fund             4,229,991               -              -             -       4,229,991
    Fidelity Freedom 2000 Fund               5,316,764               -              -             -       5,316,764
    Fidelity Freedom 2005 Fund                 635,821               -              -             -         635,821
    Fidelity Freedom 2010 Fund              19,321,999               -              -             -      19,321,999
    Fidelity Freedom 2015 Fund               1,709,741               -              -             -       1,709,741
    Fidelity Freedom 2020 Fund              16,224,152               -              -             -      16,224,152
    Fidelity Freedom 2025 Fund                 765,874               -              -             -         765,874
    Fidelity Freedom 2030 Fund              22,993,510               -              -             -      22,993,510
    Fidelity Freedom 2035 Fund                 281,078               -              -             -         281,078
    Fidelity Freedom 2040 Fund              12,072,179               -              -             -      12,072,179
    Progress Energy, Inc. Contingent
      Value Obligations                         49,138               -              -             -          49,138
    Columbia Acorn Fund                     80,629,569               -              -             -      80,629,569
    Participants' Loans Receivable          35,000,006               -              -    35,000,006               -
                                       ----------------------------------------------------------------------------

          Total Investments              1,414,632,409     156,097,182    569,210,585    35,000,006     654,324,636
                                       ----------------------------------------------------------------------------

  Dividends/Capital Gains/Interest
    Receivable                               9,934,227       2,035,750      7,423,392             -         475,085
  Employer Contributions Receivable         15,230,780               -     15,230,780             -               -
  Cash and Cash Equivalents                  3,963,483               -      3,963,483             -               -
                                       ----------------------------------------------------------------------------
          Total Assets                   1,443,760,899     158,132,932    595,828,240    35,000,006     654,799,721
                                       ----------------------------------------------------------------------------
LIABILITIES

  ESOP Loan Payable                         98,344,953      98,344,953              -             -               -
  Participants' Loans Payable                2,214,541               -              -     2,214,541               -
  Interest Payable - ESOP Loan                 983,450         983,450              -             -               -
                                       ----------------------------------------------------------------------------
          Total Liabilities                101,542,944      99,328,403              -     2,214,541               -
                                       ----------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS      $ 1,342,217,955    $ 58,804,529  $ 595,828,240  $ 32,785,465   $ 654,799,721
                                       ============================================================================

See Notes to Financial Statements.

                         PROGRESS ENERGY 401(K) SAVINGS
                             & STOCK OWNERSHIP PLAN

            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2004

                                                                                    SUPPLEMENTAL INFORMATION
                                                           ----------------------------------------------------------------------
                                                                                PARTICIPANT
                                                                                 DIRECTED
                                                                ESOP            COMMON STOCK                         PARTICIPANT
                                                             UNALLOCATED        ALLOCATED TO     PARTICIPANTS'         DIRECTED
                                          TOTAL PLAN       TO PARTICIPANTS      PARTICIPANTS         LOANS           INVESTMENTS
                                       ------------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS

   Investment Income:

     Dividends/Capital Gains           $    56,389,774       $  8,049,360     $  30,161,528      $          -       $  18,178,886
     Net Appreciation in Fair Value         36,309,878            221,852        (1,308,996)                -          37,397,022
     Interest                                1,623,498                  -         1,002,657           174,569             446,272

   Contributions:

     Employer                               42,407,910         11,532,445        30,875,465                 -                   -
     Participants                           55,170,584                  -        18,806,691                 -          36,363,893
                                       ------------------------------------------------------------------------------------------
       Total Additions to Net Assets       191,901,644         19,803,657        79,537,345           174,569          92,386,073
                                       ------------------------------------------------------------------------------------------
DEDUCTIONS FROM NET ASSETS

   Interest Expense                          6,357,083          6,274,500                 -            82,583                   -
   Allocation of Shares                     26,676,871         26,676,871                 -                 -                   -
   Distribution of Benefits                 68,575,930                  -        36,025,590           920,340          31,630,000
   Administrative Expense                       91,986                  -                 -            91,986                   -
                                       ------------------------------------------------------------------------------------------
       Total Deductions from Net Assets    101,701,870         32,951,371        36,025,590         1,094,909          31,630,000
                                       ------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS       90,199,774        (13,147,714)       43,511,755          (920,340)         60,756,073
LOAN ISSUANCES/REPAYMENTS                            -                  -          (909,821)        2,198,352          (1,288,531)
NET TRANSFERS AMONG INVESTMENT
  OPTIONS                                            -                  -       (66,918,891)         (489,198)         67,408,089
ET ASSETS AVAILABLE FOR BENEFITS -
  DECEMBER 31, 2003                      1,252,018,181         71,952,243       620,145,197        31,996,651         527,924,090
                                       ------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS -
  DECEMBER 31, 2004                    $ 1,342,217,955       $ 58,804,529     $ 595,828,240      $ 32,785,465       $ 654,799,721
                                       ==========================================================================================

See Notes to Financial Statements.

                         PROGRESS ENERGY 401(K) SAVINGS
                             & STOCK OWNERSHIP PLAN

                 Statement of Net Assets Available for Benefits
                               December 31, 2003

                                                                                        SUPPLEMENTAL INFORMATION
                                                                   -------------------------------------------------------------
                                                                                    PARTICIPANT
                                                                                      DIRECTED
                                                                       ESOP         COMMON STOCK                   PARTICIPANT
                                                                     UNALLOCATED    ALLOCATED TO    PARTICIPANTS'    DIRECTED
                                                  TOTAL PLAN       TO PARTICIPANTS  PARTICIPANTS       LOANS       INVESTMENTS
                                                 -------------------------------------------------------------------------------
ASSETS

  Investments:

    Progress Energy, Inc. Common Stock Fund      $   775,960,387    $ 182,552,227   $ 593,408,160  $          -   $          -
    Fidelity Mid Cap Stock Fund                       58,481,379                -               -             -     58,481,379
    EuroPacific Growth Fund                           24,574,291                -               -             -     24,574,291
    Growth Fund of America                            24,799,130                -               -             -     24,799,130
    Vanguard S&P 500 Index Fund                       76,983,739                -               -             -     76,983,739
    Vanguard Retirement Savings Trust                130,703,777                -               -             -    130,703,777
    PIMCO Total Return Bond Fund                      41,276,945                -               -             -     41,276,945
    Fidelity Equity Income Fund                       68,847,355                -               -             -     68,847,355
    Fidelity Freedom Income Fund                       2,466,000                -               -             -      2,466,000
    Fidelity Freedom 2000 Fund                         4,563,003                -               -             -      4,563,003
    Fidelity Freedom 2010 Fund                        16,135,136                -               -             -     16,135,136
    Fidelity Freedom 2020 Fund                        12,849,696                -               -             -     12,849,696
    Fidelity Freedom 2030 Fund                        20,959,682                -               -             -     20,959,682
    Fidelity Freedom 2040 Fund                         9,957,284                -               -             -      9,957,284
    Progress Energy, Inc. Contingent Value
      Obligations                                        106,842                -               -             -        106,842
    Columbia Acorn Fund                               34,770,226                -               -             -     34,770,226
    Participants' Loans Receivable                    37,573,359                -               -    37,573,359              -
                                                 -------------------------------------------------------------------------------
       Total Investments                           1,341,008,231      182,552,227     593,408,160    37,573,359    527,474,485

    Dividends/Capital Gains/Interest Receivable       10,307,697        2,319,212       7,538,880             -        449,605
    Employer Contributions Receivable                 14,789,327                -      14,789,327             -              -
    Cash and Cash Equivalents                          4,408,830                -       4,408,830             -              -
                                                 -------------------------------------------------------------------------------

       Total Assets                                1,370,514,085      184,871,439     620,145,197    37,573,359    527,924,090
                                                 -------------------------------------------------------------------------------

LIABILITIES

    ESOP Loan Payable                                111,801,184      111,801,184               -             -              -
    Participants' Loans Payable                        5,576,708                -               -     5,576,708              -
    Interest Payable - ESOP Loan                       1,118,012        1,118,012               -             -              -
                                                 -------------------------------------------------------------------------------
       Total Liabilities                             118,495,904      112,919,196               -     5,576,708              -
                                                 -------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                $ 1,252,018,181    $  71,952,243   $ 620,145,197  $ 31,996,651  $ 527,924,090
                                                 ===============================================================================

See Notes to Financial Statements.

                         PROGRESS ENERGY 401(k) SAVINGS
                             & STOCK OWNERSHIP PLAN

                          Notes to Financial Statements
                      As of December 31, 2004 and 2003 and
                         Period Ended December 31, 2004



1. DESCRIPTION OF THE PLAN

General Information Regarding the Plan

The Progress Energy 401(k) Savings & Stock Ownership Plan (the "Plan") is a defined contribution plan and subject to the provisions of the Employee Retirement Income Security Act (ERISA). The purpose of the Plan is to encourage systematic savings by employees and to provide employees with a convenient method of acquiring an equity interest in Progress Energy (the "Company") and other investments. The notes which follow provide a high level summary of Plan features. The Plan Document, Summary Plan Description, and Prospectus for the Plan should be consulted for Plan details and limitations.

Effective January 1, 2003, CP&L, Florida Power Corporation and Progress Ventures, Inc. began doing business under the assumed names Progress Energy Carolinas, Inc. (PEC), Progress Energy Florida, Inc. (PEF), and Progress Energy Ventures, Inc. (PVI), respectively. The legal names of these entities have not changed, and there is no restructuring of any kind related to the name change.

In 2003, the Company received notice from the Plan's record keeper, ADP, Inc., that effective May 2004 it would no longer provide 401(k) plan recordkeeping services to large-market clients, which included the Progress Energy 401(k) Savings & Stock Ownership Plan. Fidelity Investments Institutional Operations Company, Inc. ("Fidelity") was selected and approved to be the new record keeper for the Plan, effective May 14, 2004. State Street Bank & Trust Company, N.A. ("State Street" or the "Trustee") continues to provide trustee services to the Plan.

In order to ensure that all account information was properly transferred accurately from ADP to Fidelity, there was a transition blackout period from May 7, 2004 through May 21, 2004. Related to this blackout period, Progress Energy was late in filing a Form 8-K pursuant to Item 11 of that Form (Temporary
Suspension of Trading Under Registrant's Employee Benefit Plans). The filing relates to notice to Section 16 insiders informing them of the prohibition of trading in the Company's securities during an upcoming 401(k) blackout period. Notice was given to all Section 16 insiders regarding these trading restrictions well before the blackout period commenced.

On September 30, 2003, the Company completed the sale of North Carolina Natural Gas Corporation (NCNG) and the Company's equity investment in Eastern North Carolina Natural Gas (ENCNG) to Piedmont Natural Gas Company, Inc. Effective September 30, 2003, NCNG was no longer eligible to participate in the Plan.

In December  2003,  Progress  Telecommunications  (PTC)  through its  subsidiary
Progress Telecom LLC (PTC LLC), entered into a transaction with EPIK Communications, Inc. (EPIK), which was accounted for as a partial acquisition of EPIK. Effective December 19, 2003 (the PTC LLC/EPIK merger date), PTC was no longer eligible to participate in the Plan.

Participation in the Plan

Generally, individuals classified as non-bargaining regular, full-time, part-time or temporary employees of PEC, PEF, Progress Energy Service Company, PVI, and corporate employees of Progress Fuels Corporation (the "Participating Companies"), are eligible to participate in the Plan on their first day of employment. Only persons treated as employees of the Participating Companies for federal tax purposes may participate in the Plan. Independent contractors, leased employees and contract employees are not eligible. Full-time employees are eligible for the Company match allocations as soon as participation in the plan begins. Part-time and temporary employees are eligible for the Company match allocations after six months of continuous credited service or 1,000 hours of service in a 12-month period. If employees wish to participate in the Plan, they must elect to do so and must specify their level of savings and how their savings should be allocated among the Plan's investment options.

NCNG employees were eligible to participate through September 30, 2003 and employees of PTC were eligible to participate through December 19, 2003. As of the respective effective dates, the NCNG and PTC employees became terminated participants in the Plan and were offered an election to have their account balances in the Plan rolled over to their new employer's plan. The employees in both companies were allowed, if they chose, to leave their account balances in the Plan under the terminated participants provisions of the Plan. NCNG participants were offered distribution options in accordance with the terms of the Plan.

Employee Contributions Under the Plan

Employees who have earnings equal to or less than a certain level ($90,000 for 2004 and 2003) may contribute from 1% to 25%, in increments of 1%, of their annual eligible base salary earnings (the "Deferred Contribution") as defined by the Plan. Employees with earnings above this level may contribute from 1% to 18% of their eligible base salary earnings, as defined by the Plan. These contributions reduce, in like amount, the employee's earnings subject to income tax for that year. An employee's total before-tax contributions were limited to $13,000 for 2004 and $12,000 for 2003, as defined by certain Internal Revenue Code ("IRC") limitations.

Participating employees may also elect to contribute an additional amount on an after-tax basis. Employees who have earnings equal to or less than a specified level ($90,000 for 2004 and 2003) may elect to contribute an after-tax amount from 1% to 25%, in increments of 1%, of their eligible base salary earnings, as defined by the Plan. Employees with earnings above this level may contribute an after-tax amount from 1% to 18% of their eligible base salary earnings, as defined by the Plan. In no event may the before-tax contributions plus the after-tax contributions exceed a total of 25% or 18%, respectively, of annual eligible base salary earnings, as defined by the Plan, during 2004 or 2003.

Company Contributions Under the Plan

At the time employee contributions are made, the Company's matching allocations are made to the Plan in an amount equal to 50% of the first 6% of each employee's before- or after-tax contributions on a pay period by pay period basis (the "Automatic Company-match").

The Plan also has an  incentive  feature (the  "Employee  Stock  Incentive  Plan
(ESIP) Match") which provides for additional Company matching allocations to be made to the Plan on behalf of each eligible employee when at least five out of ten of the Company and business unit strategic goals set by senior management are met. Employees eligible to participate in the Plan are generally eligible for these additional Company matching allocations. Those eligible employees with more than one year of service who do not contribute at least 2% before tax to the Plan are, for the purpose of determining the ESIP Match, assumed to have made a before-tax contribution of 2% to the Plan. During the first year of service, employees must contribute at least 1% of eligible base pay earnings each pay period to receive an ESIP match allocation. The Company made ESIP matching allocations of approximately $15.2 million for the Plan year ended December 31, 2004 and approximately $14.8 million for the Plan year ended December 31, 2003.

All Company matching allocations and any earnings on securities purchased with these allocations are invested in common stock of the Company. Participants may reallocate the company match allocation from the Company Stock Fund to any of the other investment options at any time.

Employees are 100 percent vested in the contributions they have made to the Plan, the investment earnings credited on such contributions, and the dividends from the Company matching allocations. Upon attaining one year of service with the Company, employees are 100 percent vested in all Company matching allocations that have been allocated to their accounts.

Employee Stock Ownership Plan

In 1989, the Plan was restated as an Employee Stock Ownership Plan, which allows the Plan to enter into acquisition loans ("ESOP Loans") for the purpose of acquiring Company common stock. Common stock acquired with the proceeds of an ESOP Loan is held by the Trustee in a suspense account ("ESOP Stock Suspense Account"). Such common stock is released from the ESOP Stock Suspense Account and made available for allocation to the accounts of participants as the ESOP Loan is repaid as specified by provisions of the Internal Revenue Code.

ESOP Loan payments are made quarterly and may be funded by dividends on stock held in the ESOP Stock Suspense Account, dividends on Company stock held in the Progress Energy, Inc. Common Stock Fund, Company contributions or the proceeds of stock sold from the ESOP Stock Suspense Account.

In October 1989, the Trustee purchased 13,636,362 shares of common stock (as restated for the two-for-one stock split in February 1993) from the Company for an aggregate purchase price of approximately $300 million. The purchase was financed with a long-term ESOP Loan from the Company, bearing a 6% interest rate. Prepayment of the loan without a penalty is allowed. Excluding the effects of any future prepayments, required payments, including principal and interest, are $19,865,293 for each of the years 2005 through 2009 and a total of $18,246,358 for 2010. The ESOP Stock Suspense Account shares in the Plan, which totaled 3,450,424 shares at December 31, 2004, are pledged as collateral for the ESOP Loan. During the 2004 and 2003 Plan years, 582,988 ESOP shares were released from the ESOP Stock Suspense Account and allocated to participants.

Progress Energy, Inc. Common Stock Fund

The Progress Energy, Inc. Common Stock Fund is partially funded through the release of shares from the ESOP Stock Suspense Account. The price at which such released shares are allocated to Plan participants is the closing price per share on the payroll date. In addition, the Progress Energy, Inc. Common Stock Fund may use available cash from contributions and dividends to purchase Progress Energy, Inc. common stock on the open market or otherwise, including purchases from the Company of authorized but unissued shares of common stock. The purchase price of shares of common stock acquired on the open market for employee accounts will be the weighted average price of all shares purchased under the Plan during the applicable Investment Period which is generally one pay period, running from the payroll date that deductions are taken to the date before the following payroll date. If funds to be invested in Company common stock are used to purchase authorized but unissued common stock directly from the Company, the purchase price on the date of purchase will be the prior day's volume weighted average price of common shares of the Company traded on the New York Stock Exchange. No brokerage commission or other charges shall be deducted.

The Progress Energy, Inc. Common Stock Fund is accounted for on a unitized accounting basis. This requires a small portion of this fund to be held in a cash reserve in order to provide the liquidity necessary to process daily fund transactions by the close of market each business day. The cash reserve generally represents between one and three percent of the total fund value, and varies depending upon account activity. The reserve may consist of cash or cash equivalents. As of December 31, 2004 and December 31, 2003, the reserve totaled approximately $4.0 million and $4.4 million, respectively.

Investment of Funds

At the election of the participating employee, contributions made by the employee and any earnings on the securities purchased with these contributions are invested in the investment options listed on the Statement of Net Assets Available for Benefits. Employee contributions to the Plan may be allocated to one or more of the investment options in increments of 1%. This election is made at the time the employee begins to participate in the Plan. The election may be changed upon request and is generally effective by the following pay period. A participant may transfer current fund balances among the Plan options. The only limitations on transfers are the limitations on roundtrip transactions under Fidelity's Excessive Trading Policy, which was put in place on December 6, 2004 and applies to all Fidelity mutual funds. A roundtrip transactions occurs when a participant exchanges in and then out of a fund option within 30 days.
Fidelity's Excessive Trading Policy limits participants to one roundtrip transaction per fund within any rolling 90-day period, subject to an overall limit of four roundtrip transactions across all funds over a rolling 12-month period. All Company matching allocations are initially invested in common stock of the Company. Employees may elect to receive Company common stock dividends in cash (subject to income tax). Participants immediately vest in all dividends generated from Company common stock, including dividends on Company match allocations, without regard to length of service.

Contingent Value Obligations

Pursuant to the acquisition of Florida Progress Corporation by the Company during 2000, participants of the Savings Plan for Employees of Florida Progress Corporation with investments in the Florida Progress Stock Fund were given the option of either cashing in their investments or exchanging their existing Florida Progress Stock Fund shares for shares of the Progress Energy Common Stock Fund and cash. In addition, Florida Progress Stock Fund shareholders received shares of the Contingent Value Obligation Fund (the "CVO Fund") which were transferred into the Plan effective December 31, 2001. The CVO Fund invests in contingent value obligations, each of which represents the right to receive contingent payments based on the performance of four synthetic fuel facilities owned by the Company. While the Plan does not allow additional contributions to the CVO Fund, participants are permitted to liquidate and reinvest the proceeds of all or a portion of their account balance as desired.

Participants Accounts

Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contributions, the Company's matching contributions, plan earnings and charged with withdrawals, allocations of plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Retirement, Death, or Termination of Employment

Participants with one or more years of service with the Participating Companies are vested with respect to all Company matching allocations. Participants with less than one year of service will become 100% vested in Company match allocations upon; death, becoming totally and permanently disabled while employed, placement in a specially designed Company outplacement program or discontinuance of the Plan. Generally, participants leaving the employ of the Company with less than one year of service forfeit non-vested Company matching allocations and reinvested earnings on those allocations. In the case of an employee's death, retirement or termination of employment with at least one year of service with the Company, all employee and Company matching allocations, including those otherwise non-vested, become payable upon request by the employee, the employee's estate or other appropriate recipients. Retired participants and former eligible employees of the Participating Companies, who are currently ineligible to participate, may retain investments in the Plan but may not continue to make contributions. Account balances valued at $1,000 or less at termination are automatically distributed to the participant as a lump sum. Forfeited matching allocations are used by the Plan to reduce future matching allocations otherwise required from the Company. These forfeited matching allocations and associated reinvested earnings were $41,395 in 2004 and $48,036 in 2003.

Withdrawals

Participants may withdraw certain funds while employed at the Participating Companies. Such withdrawals will be applied to the participant's account based on the fund withdrawal hierarchy prescribed by the Plan (participants cannot direct that the withdrawal be applied to a specific fund). Employees may withdraw matured-company match funds before age 59 & 1/2, subject to a penalty. Employees also may withdraw after-tax contributions and any earnings on such funds. The earnings on after-tax funds are subject to a penalty. In general, withdrawals of before-tax employee contributions and their earnings are not permitted. Financial hardship withdrawals are permitted when an employee has a substantial "immediate and heavy" financial need, subject to a penalty. However, under certain specified circumstances, the IRS will allow limited withdrawals of before tax contributions without penalty. Once reaching age 59 & 1/2, employees may make a withdrawal of before-tax contributions without having to meet the hardship requirements.

Loans

Participants are allowed to borrow against their accounts while continuing to defer taxes on the amount of the loan. The tax deferral is preserved as long as the principal and interest on the loan are repaid as due. The loan amount is taken on a pro-rata basis across the investment funds in which the participant has a balance. The minimum loan available is $500. Only two loans can be outstanding at any time. The maximum is 50 percent of the participant's vested account balance or $50,000, whichever is smaller. Loans are available in increments of $100 only. For active employees, loan repayment is made through automatic payroll deduction of after-tax dollars. Loans from the Plan must be repaid within five years. Prior to 2002, the loans were funded with a borrowing arrangement by the Plan with an outside lending institution (former loan plan). All loans issued prior to 2002, except those transferred to the Plan from the Savings Plan for Employees of Florida Progress Corporation ("Florida Plan") at December 31, 2001, are being repaid under the former loan plan; however, no new loans are being issued under the former plan. Under the current loan plan, loans are funded directly from the employees' account, reducing the participants' account balance and placed in a separate Participant Loan Fund. Repayments are returned to each participant account, reducing the outstanding Participant Loan Fund balance. Interest income for the current loan plan is recorded in the participant directed investment accounts.

The interest rate for loans is determined periodically by the Plan's Committee, and is set at a reasonable amount in accordance with IRS regulations. The interest rate charged is different for loans under the former loan plan and loans from participant accounts. The interest rate on loans issued since 2002 under the current loan plan is based on the prime rate on the last day of the previous calendar quarter and is fixed for the life of the loan. The prime rate ranged from 4.00% to 5.15% in 2004 and from 4.00% to 4.25% in 2003. Interest rates on loans outstanding during 2004 and 2003 under the current loan plan, including those transferred from the Florida Plan, ranged from 4.00% to 9.50%. Loans outstanding under the former loan plan are subject to a variable rate and bear interest at the prime rate plus one-half percent. Interest rates on loans outstanding issued under the former loan plan ranged from 4.50% to 5.25% during 2004 and 2003.

The borrowings from the outside lender to fund the former loan plan bear interest at the one-month London InterBank Offering Rate (LIBOR). For 2004 and 2003, the one-month LIBOR averaged 1.50% and 1.30%, respectively.

Termination of the Plan

The Company has reserved the right to amend, modify, suspend or terminate the Plan at any time, except that no such action will have a retroactive effect and none of the assets of the Plan will revert to the Company or be used for any purpose other than the exclusive benefit of the participating employees, provided that, in the event of Plan termination, shares of Company common stock not allocated to participants' accounts may be sold to repay the ESOP Loans. In the event of termination of the Plan, all contributions of the participants and of the Company through the date of termination will be vested.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Dividends, interest and other income are recognized as earned, and expenses are accrued as incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are value at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Progress Energy Company Stock Fund and the Contingent Value Obligation ("CVO") Fund are valued at their year-end unit closing prices (constituting market value of shares owned or CVOs, respectively, plus uninvested cash position). Progress Energy Company common stock is valued at its closing market price as of the end of the day. CVOs are valued at their last traded price which management believes is an estimate of their fair value at the valuation date. CVOs do not trade frequently. Therefore, the values presented are not necessarily indicative of what the Plan could have recognized if CVOs were traded on the valuation date. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid. When Progress Energy Company common stock is distributed from the Progress Energy Company Stock Fund to participants in settlement of their accounts, distributions are recorded at the value of shares distributed.

Plan Expenses

The   expenses   incurred  by  the  Trustee  and   Fidelity,   the   third-party
administrator, in the administration of the Plan may be paid from assets of the Plan to the extent not paid by the Company.


3. INVESTMENTS

The Plan's investments are held in trust by the Trustee. During the 2004 plan year, the following fund names were changed; Fidelity Mid Cap Stock Fund (formerly Putnam New Opportunities Fund), Growth Fund of America (formerly Putnam Investors Large Cap Growth Fund), EuroPacific Growth Fund (formerly American EuroPacific Growth Fund) and Columbia Acorn Fund (formerly Liberty Acorn Fund).

The following table summarized the Plan's investments that represent 5% or more of the Plan's net assets available for benefits:

                                                                   2004              2003
    Vanguard S&P 500 Index Fund,
       764,271 and 756,374 shares, respectively              $  84,612,490     $  76,983,739

    Fidelity Equity Income Fund,
       1,501,937 and 1,383,866 shares, respectively          $  79,272,236     $  68,847,355

    Columbia Acorn Fund,
       3,048,377 and 1,541,233 shares, respectively          $  80,629,569            *

    Vanguard Retirement Savings Trust,
       140,625,844 and 130,703,777 units, respectively       $ 140,625,844     $ 130,703,777

    Progress Energy, Inc. Common Stock Fund,
       16,032,444 and 17,144,507 units, respectively         $ 725,307,767     $ 775,960,387

    *balance is less than 5% of the Plan's net assets available for benefits as of the end of the year

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $36,309,878 as follows:


       Progress Energy, Inc. Common Stock                   $  (1,087,144)
       Mutual Funds                                            37,397,022
                                                            --------------
       Net Appreciation in Fair Value of Investments        $  36,309,878
                                                            ==============

4. RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by affiliates of Fidelity, which acts as record keeper for the Plan. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

Plan investments at end of period include shares of money market funds managed by State Street, the Trustee as defined by the Plan, and therefore qualify as party-in-interest transactions.


5. TAX STATUS

The Plan was amended in 2001 to comply with the qualification requirements of the Uruguay Round Agreements Act ("GATT"), the Small Business Job Protection Act of 1986 (including the Uniformed Services Employment and Reemployment Rights Act of 1994), the Taxpayer Relief Act of 1997, the Restructuring and Reform Act of 1998 and the Community Renewal Tax Relief Act of 2000 (collectively "Gust II"). The Plan obtained its latest determination letter on July 23, 2002, in which the Internal Revenue Service stated that the Plan and Trust, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, it is believed that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. As such, no provision for income taxes has been included in the Plan's financial statements.

6. NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

Progress Energy, Inc. remitted the following participant contributions, which consisted of loan repayments, to the trustee later than required by D.O.L. Regulation 2510.3-102, which requires an employer to segregate employee contributions from its general assets as soon as practicable, but no more than the 15th business day following the end of the month in which amounts are contributed by employees or withheld from their wages: the February 27, 2004 participant contributions of $147,423 were remitted on March 30, 2004; the July 30, 2004 participant contributions of $95,701 were remitted on August 25, 2004; and the August 27, 2004 participant contributions of $88,120 were remitted on September 29, 2004.

                         PROGRESS ENERGY 401(K) SAVINGS
                             & STOCK OWNERSHIP PLAN

     Schedule H, Part IV, line 4i - Schedule of Assets (Held at End of Year)
                             As of December 31, 2004

------------------------------------------------------------------------------------------------------------------
                                                Description of Investment, Including
Identity of Issue, Borrower,                    Maturity Date, Rate of Interest,
Lessor, or Similar Party                        Collateral, Par or Maturity Value    Cost         Current Value
------------------------------------------------------------------------------------------------------------------

*Progress Energy, Inc. Common Stock Fund        Common stock, no par or
                                                  stated value                       **            $ 725,307,767

*Fidelity Mid Cap Stock Fund                    Mutual fund                           **               59,227,400

 EuroPacific Growth Fund                        Mutual fund                           **               42,261,356

 Growth Fund of America                         Mutual fund                           **               35,895,258

 Vanguard S&P 500 Index Fund                    Mutual fund                           **               84,612,490

 Vanguard Retirement Savings Trust              Common trust fund                     **              140,625,844

 PIMCO Total Return Bond Fund                   Mutual Fund                           **               48,200,236

*Fidelity Equity Income Fund                    Mutual Fund                           **               79,272,236

*Fidelity Freedom Income Fund                   Mutual Fund                           **                4,229,991

*Fidelity Freedom 2000 Fund                     Mutual Fund                           **                5,316,764

*Fidelity Freedom 2005 Fund                     Mutual Fund                           **                  635,821

*Fidelity Freedom 2010 Fund                     Mutual Fund                           **               19,321,999

*Fidelity Freedom 2015 Fund                     Mutual Fund                           **                1,709,741

*Fidelity Freedom 2020 Fund                     Mutual Fund                           **               16,224,152

*Fidelity Freedom 2025 Fund                     Mutual Fund                           **                  765,874

*Fidelity Freedom 2030 Fund                     Mutual Fund                           **               22,993,510

*Fidelity Freedom 2035 Fund                     Mutual Fund                           **                  281,078

*Fidelity Freedom 2040 Fund                     Mutual Fund                           **               12,072,179

*Progress Energy, Inc.                          Contingent Value Obligations          **                   49,138

 Columbia Acorn Fund                            Mutual Fund                           **               80,629,569

*Various participants                           Loans to plan participants
                                                (Maturing through 2009 with
                                                interest rates
                                                ranging from 4.0% to 9.5%)            **               35,000,006
                                                                                               ------------------
        Total                                                                                     $ 1,414,632,409
                                                                                               ==================


* Party in interest
**Cost information is not required for participant-directed investments, and therefore, is not included.

                         PROGRESS ENERGY 401(K) SAVINGS
                             & STOCK OWNERSHIP PLAN

                  Form 5500, Schedule H, Part IV, Question 4a -
                      Delinquent Participant Contributions
                      For the Year Ended December 31, 2004

-------------------------------------------------------------------------------------------------------------------------------
                             Relationship to Plan, Employer,
Identity of Party Involved      or Other Party-in-Interest              Description of Transactions                    Amount
-------------------------------------------------------------------------------------------------------------------------------

Progress Energy, Inc.        Employer/Plan Sponsor              Participant contributions for employees, which        $ 147,423
                                                                consisted of loan repayments, were not funded
                                                                within the time period prescribed by D.O.L.
                                                                Regulation 2510.3-102.  The February 27, 2004,
                                                                participant contribution, which consisted of
                                                                loan repayments, was deposited on March 30, 2004.

Progress Energy, Inc.        Employer/Plan Sponsor              Participant contributions for employees, which        $  95,701
                                                                consisted of loan repayments, were not funded
                                                                within the time period prescribed by D.O.L.
                                                                Regulation 2510.3-102. The July 30, 2004,
                                                                participant contribution, which consisted of
                                                                loan repayments, was deposited on August 25, 2004.

Progress Energy, Inc.        Employer/Plan Sponsor              Participant contributions for employees, which        $  88,120
                                                                consisted of loan repayments, were not funded
                                                                within the time period prescribed by D.O.L.
                                                                Regulation 2510.3-102. The August 27, 2004,
                                                                participant contribution, which consisted of
                                                                loan repayments, was deposited on September 29, 2004.

                                       16

                                   SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Progress Energy 401(k) Savings & Stock Ownership Plan Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                       PROGRESS ENERGY 401(k) SAVINGS
                       & STOCK OWNERSHIP PLAN ADMINISTRATIVE COMMITTEE



                       /s/ Masceo S. DesChamps, Secretary
                       ----------------------------------
                       Masceo S. DesChamps, Secretary
                       Progress Energy 401(k) Savings & Stock Ownership Plan Administrative Committee


Date:  June 28, 2005

                                 EXHIBITS INDEX




Exhibit Number

Exhibit No. 23  Consent of Deloitte & Touche LLP

                                                                 Exhibit No. 23


CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in this Registration Statement No. 33-33520 and Registration Statement No. 333-48164 on Form S-8 of our report dated June 27, 2005, appearing in this Annual Report on Form 11-K of the Progress Energy 401(k) Savings & Stock Ownership Plan for the year ended December 31, 2004.

/s/ DELOITTE & TOUCHE LLP

Raleigh, North Carolina
June 27, 2005